EXHIBIT 99.1

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS
1) Name of company
   Cambridge Antibody Technology


2) Name of director
   Paul Nicholson


3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest
   As in 2 above


4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
   As in 2 Above


5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)


6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary
   Regular annual payment of part of Directors Fees in lieu of cash consideration.

7) Number of shares/amount of stock acquired
   307


8) Percentage of issued class
   0.001%


9) Number of shares/amount of stock disposed
   Nil

10) Percentage of issued class
    Nil


11) Class of security
    10p Ordinary shares


12) Price per share
    (pound)17.07


13) Date of transaction
    30 November 2001


14) Date company informed
    30 November 2001


15) Total holding following this notification
    4,741


16) Total percentage holding of issued class following this notification
    0.013%


If a director has been granted options by the company please complete the following boxes

17) Date of grant



18) Period during which or date on which exercisable



19) Total amount paid (if any) for grant of the option



20) Description of shares or debentures involved: class, number



21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise



22) Total number of shares or debentures over which options held following this notification

23) Any additional information



24) Name of contact and telephone number for queries
    Diane Mellett 01763 263233


25) Name and signature of authorised company official responsible for making this notification
    Diane Mellett Company Secretary

Date of Notification 3 December 2001




SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS
1) Name of company
   Cambridge Antibody Technology


2) Name of director
   Uwe Bicker


3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest
   As in 2 above


4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
   As in 2 Above


5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)



6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary
   Regular annual payment of part of Directors Fees in lieu of cash consideration.


7) Number of shares/amount of stock acquired
   307

8) Percentage of issued class
   0.001%


9) Number of shares/amount of stock disposed
   Nil


10) Percentage of issued class
    Nil


11) Class of security
    10p Ordinary shares


12) Price per share
    (pound)17.07


13) Date of transaction
    30 November 2001


14) Date company informed
    30 November 2001


15) Total holding following this notification
    2,458


16) Total percentage holding of issued class following this notification
    0.007%


If a director has been granted options by the company please complete the following boxes

17) Date of grant



18) Period during which or date on which exercisable



19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number



21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise



22) Total number of shares or debentures over which options held following this notification



23) Any additional information



24) Name of contact and telephone number for queries
    Diane Mellett 01763 263233


25) Name and signature of authorised company official responsible for making this notification
    Diane Mellett Company Secretary

Date of Notification 3 December 2001




SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS
1) Name of company
   Cambridge Antibody Technology


2) Name of director
   Aaron Klug


3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest
   As in 2 above


4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
   As in 2 Above

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)



6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary
   Regular annual payment of part of Directors Fees in lieu of cash consideration.


7) Number of shares/amount of stock acquired
   307


8) Percentage of issued class
   0.001%


9) Number of shares/amount of stock disposed
   Nil


10) Percentage of issued class
    Nil


11) Class of security
    10p Ordinary shares


12) Price per share
    (pound)17.07


13) Date of transaction
    30 November 2001


14) Date company informed
    30 November 2001


15) Total holding following this notification
    28,527


16) Total percentage holding of issued class following this notification
    0.080%

If a director has been granted options by the company please complete the following boxes

17) Date of grant



18) Period during which or date on which exercisable



19) Total amount paid (if any) for grant of the option



20) Description of shares or debentures involved: class, number



21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise



22) Total number of shares or debentures over which options held following this notification



23) Any additional information



24) Name of contact and telephone number for queries
    Diane Mellett 01763 263233


25) Name and signature of authorised company official responsible for making this notification
    Diane Mellett Company Secretary

Date of Notification 3 December 2001


SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS
1) Name of company
   Cambridge Antibody Technology


2) Name of director
   James Foght

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest
   As in 2 above


4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
   As in 2 Above


5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)



6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary
   Regular annual payment of part of Directors Fees in lieu of cash consideration.


7) Number of shares/amount of stock acquired
   307


8) Percentage of issued class
   0.001%


9) Number of shares/amount of stock disposed
   Nil


10) Percentage of issued class
    Nil


11) Class of security
    10p Ordinary shares


12) Price per share
    (pound)17.07


13) Date of transaction
    30 November 2001


14) Date company informed
    30 November 2001

15) Total holding following this notification
    3,118


16) Total percentage holding of issued class following this notification
    0.009%


If a director has been granted options by the company please complete the following boxes

17) Date of grant



18) Period during which or date on which exercisable



19) Total amount paid (if any) for grant of the option



20) Description of shares or debentures involved: class, number



21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise



22) Total number of shares or debentures over which options held following this notification



23) Any additional information



24) Name of contact and telephone number for queries
    Diane Mellett 01763 263233


25) Name and signature of authorised company official responsible for making this notification
    Diane Mellett Company Secretary

Date of Notification 3 December 2001

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS
1) Name of company
   Cambridge Antibody Technology


2) Name of director
   John Stocker


3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest
   As in 2 above


4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
   As in 2 Above


5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)



6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary
   Regular annual payment of part of Directors Fees in lieu of cash consideration.


7) Number of shares/amount of stock acquired
   307


8) Percentage of issued class
   0.001%


9) Number of shares/amount of stock disposed
   Nil


10) Percentage of issued class
    Nil

11) Class of security
    10p Ordinary shares


12) Price per share
    (pound)17.07


13) Date of transaction
    30 November 2001


14) Date company informed
    30 November 2001


15) Total holding following this notification
    78,599


16) Total percentage holding of issued class following this notification
    0.222%


If a director has been granted options by the company please complete the following boxes


17) Date of grant



18) Period during which or date on which exercisable



19) Total amount paid (if any) for grant of the option



20) Description of shares or debentures involved: class, number



21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise



22) Total number of shares or debentures over which options held following this notification



23) Any additional information

24) Name of contact and telephone number for queries
    Diane Mellett 01763 263233


25) Name and signature of authorised company official responsible for making this notification
    Diane Mellett Company Secretary

Date of Notification 3 December 2001


SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS
1) Name of company
   Cambridge Antibody Technology


2) Name of director
   Peter Garland


3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest
   As in 2 above


4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
   As in 2 Above


5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)



6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary
   Regular annual payment of part of Directors Fees in lieu of cash consideration.


7) Number of shares/amount of stock acquired
   659


8) Percentage of issued class
   0.020%


9) Number of shares/amount of stock disposed
   Nil


10) Percentage of issued class
    Nil

11) Class of security
    10p Ordinary shares


12) Price per share
    (pound)17.07


13) Date of transaction
    30 November 2001


14) Date company informed
    30 November 2001


15) Total holding following this notification
    41,825


16) Total percentage holding of issued class following this notification
    0.0118%


If a director has been granted options by the company please complete the following boxes


17) Date of grant



18) Period during which or date on which exercisable



19) Total amount paid (if any) for grant of the option



20) Description of shares or debentures involved: class, number



21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise



22) Total number of shares or debentures over which options held following this notification



23) Any additional information

24) Name of contact and telephone number for queries
    Diane Mellett 01763 263233


25) Name and signature of authorised company official responsible for making this notification
    Diane Mellett Company Secretary

Date of Notification
3 December 2001

Date of Notification 3 December 2001


SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS
1) Name of company
   Cambridge Antibody Technology


2) Name of director
   Kevin Johnson


3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest
   As in 2 above


4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
   As in 2 Above and Computershare Trustees Limited


5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)



6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary
   The issue and allotment of 117 shares pursuant to the Cambridge Antibody Technology Inland Revenue approved All Employee Share Ownership Plan.

7) Number of shares/amount of stock acquired
   117


8) Percentage of issued class
   0.0003%


9) Number of shares/amount of stock disposed
   Nil


10) Percentage of issued class
    Nil

11) Class of security
    10p Ordinary shares


12) Price per share
    (pound)17.07


13) Date of transaction
    30 November 2001


14) Date company informed
    30 November 2001


15) Total holding following this notification
    63,834


16) Total percentage holding of issued class following this notification
    0.0180%


If a director has been granted options by the company please complete the following boxes


17) Date of grant



18) Period during which or date on which exercisable



19) Total amount paid (if any) for grant of the option



20) Description of shares or debentures involved: class, number



21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise



22) Total number of shares or debentures over which options held following this notification



23) Any additional information

24) Name of contact and telephone number for queries
    Diane Mellett 01763 263233


25) Name and signature of authorised company official responsible for making this notification
    Diane Mellett Company Secretary

Date of Notification 3 December 2001


SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS
1) Name of company
   Cambridge Antibody Technology


2) Name of director
   David Glover


3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest
   As in 2 above


4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
   As in 2 Above and Computershare Trustees Limited


5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)



6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary
   The issue and allotment of 117 shares pursuant to the Cambridge Antibody Technology Inland Revenue approved All Employee Share Ownership Plan.

7) Number of shares/amount of stock acquired
   117


8) Percentage of issued class
   0.0003%


9) Number of shares/amount of stock disposed
   Nil


10) Percentage of issued class
    Nil

11) Class of security
    10p Ordinary shares


12) Price per share
    (pound)17.07


13) Date of transaction
    30 November 2001


14) Date company informed
    30 November 2001


15) Total holding following this notification
    10,534


16) Total percentage holding of issued class following this notification
    0.030%


If a director has been granted options by the company please complete the following boxes


17) Date of grant



18) Period during which or date on which exercisable



19) Total amount paid (if any) for grant of the option



20) Description of shares or debentures involved: class, number



21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise



22) Total number of shares or debentures over which options held following this notification



23) Any additional information

24) Name of contact and telephone number for queries
    Diane Mellett 01763 263233


25) Name and signature of authorised company official responsible for making this notification
    Diane Mellett Company Secretary

Date of Notification 3 December 2001


SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS
1) Name of company
   Cambridge Antibody Technology


2) Name of director
   John Aston


3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest
   As in 2 above


4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
   As in 2 Above and Computershare Trustees Limited


5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)



6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary
   The issue and allotment of 146 shares pursuant to the Cambridge Antibody Technology Inland Revenue approved All Employee Share Ownership Plan.

7) Number of shares/amount of stock acquired
   146


8) Percentage of issued class
   0.0004%


9) Number of shares/amount of stock disposed
   Nil


10) Percentage of issued class
    Nil

11) Class of security
    10p Ordinary shares


12) Price per share
    (pound)17.07


13) Date of transaction
    30 November 2001


14) Date company informed
    30 November 2001


15) Total holding following this notification
    12,725


16) Total percentage holding of issued class following this notification
    0.036%


If a director has been granted options by the company please complete the following boxes


17) Date of grant



18) Period during which or date on which exercisable



19) Total amount paid (if any) for grant of the option



20) Description of shares or debentures involved: class, number



21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise



22) Total number of shares or debentures over which options held following this notification



23) Any additional information

24) Name of contact and telephone number for queries
    Diane Mellett 01763 263233


25) Name and signature of authorised company official responsible for making this notification
    Diane Mellett Company Secretary

Date of Notification 3 December 2001


SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS
1) Name of company
   Cambridge Antibody Technology


2) Name of director
   David Chiswell


3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest
   As in 2 above


4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
   As in 2 Above and Computershare Trustees Limited


5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)



6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary
   The issue and allotment of 117 shares pursuant to the Cambridge Antibody Technology Inland Revenue approved All Employee Share Ownership Plan.

7) Number of shares/amount of stock acquired
   117


8) Percentage of issued class
   0.0003%


9) Number of shares/amount of stock disposed
   Nil


10) Percentage of issued class
    Nil

11) Class of security
    10p Ordinary shares


12) Price per share
    (pound)17.07


13) Date of transaction
    30 November 2001


14) Date company informed
    30 November 2001


15) Total holding following this notification
    476,334


16) Total percentage holding of issued class following this notification
    1.343%


If a director has been granted options by the company please complete the following boxes


17) Date of grant



18) Period during which or date on which exercisable



19) Total amount paid (if any) for grant of the option



20) Description of shares or debentures involved: class, number



21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise



22) Total number of shares or debentures over which options held following this notification



23) Any additional information

24) Name of contact and telephone number for queries
    Diane Mellett 01763 263233


25) Name and signature of authorised company official responsible for making this notification
    Diane Mellett Company Secretary

Date of Notification 3 December 2001

SCHEDULE 11

'The issuer advises the following replaces the Director Shareholding announcement released today at 17:24 under RNS Number 2514O.
Point 20 in the form for David Chiswell should read 19,663 and not 259,934 as previously shown. All other details remain unchanged. The full corrected version is shown below.'


SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company
   Cambridge Antibody Technology


2) Name of director
   Kevin Johnson


3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest
   As in 2 above


4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
   As in 2 above


5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)



6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary
   Grant of options under company CSOP scheme


7) Number of shares/amount of stock acquired



8) Percentage of issued class



9) Number of shares/amount of stock disposed



10) Percentage of issued class

11) Class of security



12) Price per share



13) Date of transaction



14) Date company informed



15) Total holding following this notification



16) Total percentage holding of issued class following this notification



If a director has been granted options by the company please complete the following boxes

17) Date of grant
    4 December 2001


18) Period during which or date on which exercisable
    4 December 2004 - 3 December 2011


19) Total amount paid (if any) for grant of the option
    Nil


20) Description of shares or debentures involved: class, number
    Ordinary 10p shares - 13,260 shares


21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise
    1704p


22) Total number of shares or debentures over which options held following this notification
    111,603

23) Any additional information



24) Name of contact and telephone number for queries
    Diane Mellett 01763 263233


25) Name and signature of authorised company official responsible for making this notification
    Diane Mellett Company Secretary

Date of Notification 5 December 2001

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company
   Cambridge Antibody Technology


2) Name of director
   John Aston


3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest
   As in 2 above


4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
   As in 2 above


5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)



6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary
   Grant of options under company CSOP scheme


7) Number of shares/amount of stock acquired



8) Percentage of issued class



9) Number of shares/amount of stock disposed



10) Percentage of issued class

11) Class of security



12) Price per share



13) Date of transaction



14) Date company informed



15) Total holding following this notification



16) Total percentage holding of issued class following this notification



If a director has been granted options by the company please complete the following boxes

17) Date of grant
    4 December 2001


18) Period during which or date on which exercisable
    4 December 2004 - 3 December 2011


19) Total amount paid (if any) for grant of the option
    Nil


20) Description of shares or debentures involved: class, number
    Ordinary 10p shares - 13,489 shares


21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise
    1704p


22) Total number of shares or debentures over which options held following this notification
    202,472

23) Any additional information



24) Name of contact and telephone number for queries
    Diane Mellett 01763 263233


25) Name and signature of authorised company official responsible for making this notification
    Diane Mellett Company Secretary

Date of Notification 5 December 2001

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company
   Cambridge Antibody Technology


2) Name of director
   David Glover


3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest
   As in 2 above


4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
   As in 2 above


5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)



6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary
   Grant of options under company CSOP scheme


7) Number of shares/amount of stock acquired



8) Percentage of issued class



9) Number of shares/amount of stock disposed



10) Percentage of issued class

11) Class of security



12) Price per share



13) Date of transaction



14) Date company informed



15) Total holding following this notification



16) Total percentage holding of issued class following this notification



If a director has been granted options by the company please complete the following boxes

17) Date of grant
    4 December 2001


18) Period during which or date on which exercisable
    4 December 2004 - 3 December 2011


19) Total amount paid (if any) for grant of the option
    Nil


20) Description of shares or debentures involved: class, number
    Ordinary 10p shares - 13,260 shares


21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise
    1704p


22) Total number of shares or debentures over which options held following this notification
    113,243

23) Any additional information



24) Name of contact and telephone number for queries
    Diane Mellett 01763 263233


25) Name and signature of authorised company official responsible for making this notification
    Diane Mellett Company Secretary

Date of Notification 5 December 2001

SCHEDULE 11

1) Name of company
   Cambridge Antibody Technology


2) Name of director
   David Chiswell


3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest
   As in 2 above


4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
   As in 2 above


5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)



6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary
   Grant of options under company CSOP scheme


7) Number of shares/amount of stock acquired



8) Percentage of issued class



9) Number of shares/amount of stock disposed



10) Percentage of issued class

11) Class of security



12) Price per share



13) Date of transaction



14) Date company informed



15) Total holding following this notification



16) Total percentage holding of issued class following this notification



If a director has been granted options by the company please complete the following boxes

17) Date of grant
    4 December 2001


18) Period during which or date on which exercisable
    4 December 2004 - 3 December 2011


19) Total amount paid (if any) for grant of the option
    Nil


20) Description of shares or debentures involved: class, number
    Ordinary 10p shares - 19,663 shares


21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise
    1704p


22) Total number of shares or debentures over which options held following this notification
    259,934

23) Any additional information



24) Name of contact and telephone number for queries
    Diane Mellett 01763 263233


25) Name and signature of authorised company official responsible for making this notification
    Diane Mellett Company Secretary

Date of Notification 5 December 2001